Filed Pursuant to Rule 433

Registration No. 333-180289

Currency MITTS® Linked to a Basket of Emerging Market Currencies
Issuer	HSBC USA Inc. (“HSBC”)
Original Offering Price	$10.00 per unit
Term	Approximately 2 years
Exchange Rate Measure

Basket of Emerging Market Currencies, which measures the value of an equally weighted investment in the Brazilian real and the Mexican peso relative to the euro, based upon the Exchange Rate of each Underlying Currency.

Payout Profile at Maturity

•  [120% to 140%] participation in increases in the Exchange Rate Measure, to be determined on the pricing date

•  If the Exchange Rate Measure decreases, 1-to-1 downside exposure to decreases in the Exchange Rate Measure, with up to 10% of your principal at risk

Participation Rate	[120% to 140%], to be determined on the pricing date
Minimum Redemption Amount	$9.00 per unit
Investment Considerations

This investment is designed for investors who anticipate that the Exchange Rate Measure will increase over the term of the notes, are seeking some level of protection against declines in the Exchange Rate Measure at maturity, and are willing forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/83246/000114420413024042/v342552_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•

Depending on the performance of the Exchange Rate Measure as measured shortly before the maturity date, you may not earn a return on your investment and you may lose up to 10.00% of your principal amount.

•

Payments on the notes are subject to the credit risk of HSBC, and actual or perceived changes in the creditworthiness of HSBC are expected to affect the value of the notes. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes.
•	The Exchange Rate Measure could be affected by actions of the governments of Brazil, Mexico and the European Union.
•	Even though currencies trade around-the-clock, the notes will not, and the prevailing market prices for the notes may not reflect current exchange rates.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.